UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
RAYZEBIO, INC.
(Name of Subject Company (Issuer))

RUDOLPH MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75525N107
(CUSIP Number of Class of Securities)

Sandra Leung, Esq.
Executive Vice President & General Counsel
Casarine Chong, Esq.
Senior Vice President & Associate General Counsel
Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, NJ 08543
(609) 252-4621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
Copies to:
Catherine J. Dargan, Esq.
Michael J. Riella, Esq.
Kerry S. Burke, Esq.
Kyle Rabe, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
+1 (202) 662-6000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

	☑	Third-party offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 25, 2024 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Rudolph Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of RayzeBio, Inc., a Delaware corporation, for $62.50 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.
Items 1 through 9 and Item 11.
The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:
The information set forth in Section 13—“The Transaction Documents” of the Offer to Purchase is hereby amended by deleting the first sentence of the first paragraph under the section entitled “—The Merger Agreement—Regulatory Undertakings” on page 38 and replacing it with the following sentence:
“Each of Parent, Purchaser and RayzeBio have agreed to use their respective reasonable best efforts to as soon as practicable (but in no event later than 20 business days after the date of the Merger Agreement, unless each of Parent and RayzeBio’s respective outside counsels mutually agree to a later date) (such date, the “HSR Filing Date”) make an appropriate filing with each of (i) the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and the U.S. Federal Trade Commission (the “FTC”) of all notification and report forms relating to the Transactions as required by the HSR Act, which filings each of Parent and RayzeBio made on January 25, 2024, and (ii) the U.S. Nuclear Regulatory Commission (the “NRC”) and the California Department of Public Health (the “CDPH”) under certain laws with respect to the regulation of nuclear and radioactive materials (“Nuclear Laws”).”
The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by deleting the second paragraph under the section entitled “—Antitrust Approvals” on page 49 in its entirety and replacing it with the following paragraph:
“Each of Parent and RayzeBio filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on January 25, 2024. The waiting period under the HSR Act expired on February 9, 2024, at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. See “—Section 15—Conditions to the Offer”.”
The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby further amended by adding the following paragraphs at the end of the section:
“Litigation
As of February 9, 2024, two complaints had been filed in federal court by purported stockholders of RayzeBio challenging certain disclosures in the Schedule 14D-9. The first complaint was filed on February 1, 2024 in the United States District Court for the District of Delaware and is captioned Christopher Taylor v. RayzeBio, Inc., et al., Case No. 1:24-cv-00127-UNA. The second complaint was filed on February 5, 2024 in the United States District Court for the District of Delaware and is captioned Catherine Coffman v. RayzeBio, Inc., et al., Case No. 1:24-cv-00149-UNA. The aforementioned two complaints are together referred to as the “Complaints.” The Complaints name as defendants RayzeBio and each member of the RayzeBio Board (collectively, the “RayzeBio Defendants”). The Complaints allege violations of Section 14(d) and Section 14(e) of the Exchange

Act, as well as Rule 14d-9 promulgated thereunder, against all RayzeBio Defendants and assert violations of Section 20(a) of the Exchange Act against the members of the RayzeBio Board. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiffs’ expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the plaintiffs. Each of the RayzeBio Defendants intends to vigorously defend these actions.
As of February 9, 2024, RayzeBio had also received eleven stockholder demand letters and one draft complaint, all of which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.
Additional lawsuits or demand letters may be filed against or received by RayzeBio, the RayzeBio Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, Purchaser, Parent or RayzeBio will not necessarily announce such additional filings.”
Item 12.	Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
Exhibit No.	Description
(a)(5)(xi)	Joint Press Release issued by Bristol-Myers Squibb Company and RayzeBio, Inc. dated February 12, 2024.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 12, 2024
RUDOLPH MERGER SUB INC.

By:	/s/ Konstantina Katcheves
Name:	Konstantina Katcheves
Title:	President and Chief Executive Officer

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Kimberly M. Jablonski
Name:	Kimberly M. Jablonski
Title:	Corporate Secretary